Sub-Item 77I

The following class was created during the
period covered by the N-SAR:

R Class Shares of the JPMorgan U.S. Real Estate Fund

This class is described in the R Class prospectus
for this Fund and also in the
materials described in Item 77Q1(a) and (d).